UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For September 23, 2008

PATNI COMPUTER SYSTEMS LIMITED

Akruti Softech Park , MIDC Cross Road No 21,
Andheri (E) , Mumbai - 400 093, India

(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

PATNI COMPUTER SYSTEMS LIMITED

Registered Office: S-1A, F-1, Irani Market Compound, Yerawada, Pune - 411 006, India

Corporate Office: Akruti Softech Park, MIDC Cross Road No.21, Andheri (East), Mumbai 400 093, India

PUBLIC NOTICE

INFORMATION PURSUANT TO REGULATION 15 (i) OF SEBI (BUY BACK OF SECURITIES) REGULATIONS, 1998

The Company has bought back 7,742,873 equity shares on BSE and NSE up to fortnight ended September 17, 2008 for an aggregate consideration of Rs. 1773.43 Million, being 74.83 % of the total Buy Back Size of Rs. 2370 Million. Accordingly, up to September 18, 2008, the Company has bought back 7,883,556 equity shares on BSE and NSE for an aggregate consideration of Rs. 1800.01 Million, being 75.95 % of the total Buy Back Size of Rs. 2370 Million.

For Patni Computer Systems Limited

N K Patni	G K Patni	Arun Kanakal
Chairman & CEO	Director	Company Secretary

Place: Mumbai

Date: September 19, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PATNI COMPUTER SYSTEMS LIMITED

Dated: September 23, 2008	By:	/s/ ARUN KANAKAL
Arun Kanakal
Company Secretary